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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)   *

ITC^DeltaCom, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
45031T872
(Cusip Number)
December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 10 Pages

13G

CUSIP No. 45031T872

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joshua Tree Capital Partners, LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**            The reporting persons making this filing hold an aggregate of 5,178,400 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,178,400
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,178,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,178,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 10 Pages

13G

CUSIP No. 45031T872

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joshua Tree Capital Management, LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**            The reporting persons making this filing hold an aggregate of 5,178,400 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,178,400
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,178,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,178,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 10 Pages

13G

CUSIP No. 45031T872

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joshua Tree Capital Management, LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**            The reporting persons making this filing hold an aggregate of 5,178,400 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,178,400
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,178,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,178,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 10 Pages

13G

CUSIP No. 45031T872

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Vikas Tandon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**            The reporting persons making this filing hold an aggregate of 5,178,400 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,178,400
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,178,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,178,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 10 Pages

13G

CUSIP No. 45031T872

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Yedi Wong [See Item 2]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**            The reporting persons making this filing hold an aggregate of 5,178,400 Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 10 Pages

            This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on February 4, 2008 (together with all prior and current amendments, this “Schedule 13G”).

Item 1.	Issuer

(a)	Name of Issuer:

ITC^DeltaCom, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

7037 Old Madison Pike, Huntsville, Alabama 35806

Item 2.	Identity And Background

Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))

This statement relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of the Company. The CUSIP number of the Shares is 45031T872.

Name Of Persons Filing, Address Of Principal Business Office And Citizenship (Item 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Joshua Tree Capital Partners, LP, a Delaware limited partnership (the “Fund”), with respect to the Shares held by it;

(ii)	Joshua Tree Capital Management, LP, a Delaware limited partnership and the general partner of the Fund (the “Fund General Partner”), with respect to the Shares held by the Fund;

(iii)	Joshua Tree Capital Management, LLC, a Delaware limited liability company and the general partner of the Fund General Partner (the “Management LLC”), with respect to the Shares held by the Fund;

(iv)	Vikas Tandon (“Tandon”), a United States citizen and a managing member of the Management LLC, with respect to the Shares held by the Fund; and

(v)	Yedi Wong (“Wong”), a United States citizen and a former managing member of the Management LLC, with respect to the Shares held by the Fund.

Page 7 of 10 Pages

This Schedule 13G reports that effective as of December 31, 2008, Wong resigned as a managing member of the Management LLC and, as such, may no longer be deemed a beneficial owner of the Shares deemed beneficially owned by such entity. Unless the context otherwise requires, any reference herein to the Reporting Persons shall not include Wong.

The citizenship of each of the Reporting Persons is set forth above. The address of the principal business office of each of the Reporting Persons is c/o Joshua Tree Capital Management, LLC, One Maritime Plaza, Suite 750, San Francisco, California 94111.

Item 3. If This Statement Is Filed Pursuant To Sections 240.13d-1(b) or 240.13d-2(b) or (c),
Check Whether The Person Filing Is An Entity Specified In (a) - (k):

Not Applicable.

If This Statement Is Filed Pursuant To Section 240.13d-1(c), Check This Box. ☒

Item 4.	Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for the Fund are owned directly by the Fund. The Fund General Partner, as general partner to the Fund, may be deemed to be the beneficial owner of all such Shares owned by the Fund. The Management LLC, as general partner to the Fund General Partner, may be deemed to be the beneficial owner of all such Shares owned by the Fund. Tandon and Wong, as managing members of the Management LLC, may each be deemed to be the beneficial owner of all such Shares owned by the Fund. Each of the Fund General Partner, the Management LLC, Tandon and Wong hereby disclaims any beneficial ownership of any such Shares.

Item 5.	Ownership Of Five Percent Or Less Of A Class

As of December 31, 2008, Wong may no longer be deemed the beneficial owner of any Shares.

Item 6.	Ownership Of More Than Five Percent On Behalf Of Another Person

Not Applicable.

Item 7. Identification And Classification Of The Subsidiary Which Acquired The Security
Being Reported On By The Parent Holding Company

Not Applicable.

Page 8 of 10 Pages

Item 8.	Identification And Classification Of Members Of The Group

The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.	Notice Of Dissolution Of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2009

/s/ Vikas Tandon

JOSHUA TREE CAPITAL MANAGEMENT, LLC

On its own behalf and

as the General Partner of

JOSHUA TREE CAPITAL MANAGEMENT, LP,

By Vikas Tandon,

Managing Member

/s/ Vikas Tandon

JOSHUA TREE CAPITAL PARTNERS, LP

By Vikas Tandon,

Managing Member of the General Partner of

Joshua Tree Capital Management LP,

its General Partner

/s/ Vikas Tandon

Vikas Tandon, individually and as attorney-in-fact for

Yedi Wong

The Power of Attorney executed by each of Tandon and Wong authorizing the other to sign and file this Schedule 13G on his behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on February 4, 2008 by such Reporting Persons with respect to the Common Stock of ITC^DeltaCom, Inc., is hereby incorporated by reference.

Page 10 of 10 Pages